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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   AMENDMENT
                                    NO. 1 TO


                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                         DUTY FREE INTERNATIONAL, INC.

                           (Name of Subject Company)

                         DUTY FREE INTERNATIONAL, INC.

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                        (Title and Class of Securities)

                                   267 08410

                     (CUSIP Number of Class of Securities)

                             LAWRENCE CAPUTO, ESQ.

                       VICE PRESIDENT AND GENERAL COUNSEL

                         DUTY FREE INTERNATIONAL, INC.

                               63 COPPS HILL ROAD

                         RIDGEFIELD, CONNECTICUT 06877

                                 (203) 431-6057

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                            STEPHEN P. FARRELL, ESQ.

                          MORGAN, LEWIS & BOCKIUS LLP

                                101 PARK AVENUE

                            NEW YORK, NEW YORK 10178

                                 (212) 309-6050

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    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the "Commission") on July 9, 1997 (the "Schedule 14D-9") by Duty Free International, Inc., a Maryland corporation, relating to the offer disclosed in the Tender Offer Statement on Schedule 14D-1/Schedule 13D originally filed with the Commission on July 9, 1997, as amended July 25, 1997, by BAA plc, a corporation organized under the laws of the United Kingdom, and W&G Acquisition Corporation, a Maryland corporation. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

    The paragraph captioned "Conditions to the Merger" set forth under Item 3 is amended to add as the last sentence thereto the following:

    "The Company has been advised that early termination has been granted by the Federal Trade Commission with respect to the HSR filing."

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    Paragraphs (iii) and (viii) of Item 4(b)(2) are hereby amended to read in their entirety as follows:

    "(iii) the Board's determination, based in part on presentations by the Company's management and Compass, that the alternative transaction proposed by the other retailer on June 3 was, on balance, less favorable to the Company and its stockholders because the alternative transaction did not constitute an offer to acquire all of the equity of the Company for cash but rather involved the contribution to the Company of certain operations of the other retailer which, when combined with the Company's operations, were expected to generate limited synergies and, therefore, were not expected to alleviate the intensified competition faced by the Company on a stand-alone basis, and that the terms of the Merger Agreement, including the termination fee and expense reimbursement provisions, should not preclude third parties from making bona fide acquisition proposals subsequent to signing the Merger Agreement;"

    "(viii) the enhanced competition the Company had encountered in seeking to retain existing, or to acquire new, duty free and other retail concessions at airports; the prospect of the significant reduction of duty free markets in the European Economic Community commencing in 1999 and the increased competition the Company could thereafter experience from duty free operators with greater access to capital resources than the Company and projections prepared by management of the Company taking into consideration such factors which indicated a per share value range for the Company, on a stand-alone basis, below $24 per share."

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Item 9 is hereby amended and supplemented by adding thereto the following:

    Exhibit 19. Amended Solicitation/Recommendation Statement, dated July 30, 1997.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 30, 1997


                                DUTY FREE INTERNATIONAL, INC.

                                BY:  /S/ ALFRED CARFORA
                                     -----------------------------------------
                                     Name: Alfred Carfora
                                     Title: President and Chief Executive
                                     Officer

                                       3

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                           EXHIBIT INDEX

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EXHIBIT
  NO.                                      DESCRIPTION
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
99.19                        Amended Solicitation/Recommendation Statement
                                dated July 30, 1997
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